UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 12)

Under the Securities Exchange Act of 1934

Crown Crafts, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

228309100

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P.
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus

Copy to:
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26 th Floor
New York, New York 10019
(212) 541-6222

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2010

  (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐ .

CUSIP No. 228309100	13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 568,908 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 568,908 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 568,908 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.17%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 228309100	13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 641,030 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 641,030 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 641,030 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.96%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 228309100	13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,035 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 350,035 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,035 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.80%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 228309100	13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,209,938 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,209,938 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,209,938 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.13%
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 228309100	13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,035 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 350,035 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,035 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.80%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 228309100	13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Channel Partnership II, L.P. 22-3215653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,600 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,600 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,600 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 228309100	13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,600 (See Item 5)
	8	SHARED VOTING POWER 1,559,973
	9	SOLE DISPOSITIVE POWER 13,600 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,559,973
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,573,573 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.08%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 228309100	13D/A	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,559,973 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,559,973 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,559,973 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.93%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 228309100	13D/A	Page 10 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) ࿇
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ࿇
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 228309100	13D/A	Page 11 of 13 Pages

This Amendment No. 12 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on May 17, 2002, as further amended by Amendment No. 1 filed on January 28, 2003, as further amended by Amendment No. 2 filed on February 20, 2003, as further amended by Amendment No. 3 filed on May 12, 2003, as further amended by Amendment No. 4 filed on June 28, 2007, as further amended by Amendment No. 5 filed on July 31, 2007, as further amended by Amendment No. 6 filed on October 11, 2007, as further amended by Amendment No. 7 filed on December 4, 2007, as further amended by Amendment No. 8 filed on June 30, 2008, as further amended by Amendment No. 9 filed on July 7, 2008, as further amended by Amendment No. 10 filed on August 18, 2009 and as further amended by Amendment No. 11 filed on May 3, 2010 (collectively, the “Schedule 13D”) by the Wynnefield Reporting Persons (as defined below) with respect to shares of common stock, par value $0.01 (the “Common Shares”) of Crown Crafts, Inc. (the “Issuer”), whose principal executive offices are located at 916 South Burnside Avenue, Gonzales, Louisiana 70737. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On June 25, 2010, the Wynnefield Reporting Persons delivered a letter to the Issuer (the “Nomination Letter”), notifying the Issuer that the Wynnefield Reporting Persons intend to appear at the Issuer’s 2010 Annual Meeting of Stockholders and any adjournments or postponements thereof (the “Annual Meeting”), in person or by proxy, to nominate and seek to elect two individuals as members of the board of directors of the Issuer. The two individuals named as nominees in the Nomination Letter are Melvin L. Keating and Jon C. Biro (each a “Nominee” and collectively, the “Nominees”). The Wynnefield Reporting Persons intend to solicit proxies on behalf of the Nominees and file a proxy statement with the Securities and Exchange Commission.

Set forth below is certain biographical information with respect to each Nominee:

Jon C. Biro, 44, Mr. Biro is a certified public accountant and since January 2008, has been the Executive Vice President, Chief Financial and Accounting Officer, Treasurer and Secretary of Consolidated Graphics, Inc., a public company and a leading commercial printer with operations in the United States, Canada and the Czech Republic.  Prior to joining Consolidated Graphics, Inc., Mr. Biro held several executive positions with ICO, Inc. (“ICO”), formerly a public company specializing in the manufacturing of specialty resins and concentrates. From April 2002 to January 2008, Mr. Biro was the Chief Financial Officer and Treasurer of ICO and served as its Interim Chief Executive Officer from July 2003 to February 2004. From September 1996 to April 2002, Mr. Biro was employed as Senior Vice President, Chief Accounting Officer and Treasurer of ICO, and from October 1994 to September 1996, he was employed as Controller of ICO. Mr. Biro served as a director of ICO from December 2002 until January 2008. Prior to his employment with ICO, Mr. Biro was employed by PriceWaterhouse LLP. Mr Biro was also a director of Aspect Medical Systems Inc. from June 2009 until November 2009, serving on its Audit Committee. Mr. Biro received a M.S. in Accountancy from the University of Houston in 1991 and his B.A. in Psychology from the University of Texas in 1988.

Melvin L. Keating, 63, Mr. Keating is currently providing investment advice and other services to various private equity firms. He was President and Chief Executive Officer of Alliance Semiconductor Corporation, a worldwide manufacturer and seller of semiconductors, from 2005 to 2008.  From 2004 to 2005, Mr. Keating served as Executive Vice President, Chief Financial Officer and Treasurer of Quovadx Inc., a healthcare software company. Mr. Keating was employed as a Strategy Consultant for Warburg Pincus Equity Partners from 1997 to 2004, providing acquisition and investment target analysis and transactional advice. Mr. Keating also was President and Chief Executive Officer of Sunbelt Management Company, a private, European-owned real estate development firm, from 1995 to 1997. From 1986 to 1995, Mr. Keating was Senior Vice President, Financial Administration of Olympia & York Companies/Reichmann International, responsible for joint ventures, financial reporting and acquisitions. Mr. Keating is also a director of Infologix, Inc., serving as chair of its Audit Committee as a member of a special committee reviewing strategic alternatives, and a director of Bitstream Inc., serving on its Audit Committee. Mr Keating also serves on the advisory board of BTI Systems, Inc. During the course of his career, Mr. Keating has served on the Board of Directors of nine publicly-traded organizations, including serving as audit committee chair at Integrated Silicon Solutions Inc., Plymouth Rubber Co., Price Legacy Corp., a REIT that he helped to create, and on the audit committees of Tower Semiconductor, and LCC International, Inc., serving as a director of White Electronic Designs Corp, and on its Audit Committee and Operations Committee, and as a director of Aspect Medical Systems Inc., serving on its Strategic Committee and Compensation Committee.   Mr. Keating holds a B.A. degree from Rutgers University, as well as an M.S. in Accounting and M.B.A in Finance, both from The Wharton School of the University of Pennsylvania.

In the event any individual Nominee shall be unable to serve for any reason, the Wynnefield Reporting Persons reserve the right to select a replacement Nominee. Additionally, in the event the Issuer purports to increase the number of directors serving on the board of directors or otherwise increases the number of directors to be elected at the Annual Meeting, the Wynnefield Reporting Persons reserve the right to nominate additional persons as directors to fill any vacancies created by the increase or to fill any additional positions on the board of directors which the Issuer's stockholders shall vote on at the Annual Meeting.

Other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the Schedule 13D. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the board of directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Shares, selling Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

CUSIP No. 228309100	13D/A	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 25, 2010

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

By:	/s/ Nelson Obus
Nelson Obus, President

CHANNEL PARTNERSHIP II, L.P.

By:	/s/ Nelson Obus
Nelson Obus, General Partner

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

CUSIP No. 228309100	13D/A	Page 13 of 13 Pages

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING & MONEY PURCHASE PLAN

By:	/s/ Nelson Obus
Nelson Obus, Managing Member

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually